Manager Directed Portfolios
615 East Michigan Street | Milwaukee, Wisconsin 53202

January 17, 2025
VIA EMAIL AND EDGAR TRANSMISSION
Raymond Be
David Manion
U.S. Securities and Exchange Commission
Division of Investment Management, Disclosure Review and Accounting Office
100 F Street NE
Washington, DC 20549

Re:	Manager Directed Portfolios (the “Trust”)
Twin Oak Active Opportunities ETF (the “Fund”)
Securities Act Registration No: 333-133691
Investment Company Act Registration No: 811-21897
Dear Mr. Be and Mr. Manion:
This correspondence responds to comments that the Trust received from the staff (the “Staff”) of the U.S. Securities and Exchange Commission in telephone conversations on August 7, 2024, August 29, 2024 and September 5, 2024, regarding Post-Effective Amendment No. 148 to the Trust’s Registration Statement on Form N-1A filed May 31, 2024 (the “Amendment”) with respect to the Fund, a series of the Trust. For your convenience, the comments have been reproduced with a response following each comment. Capitalized terms not otherwise defined have the same meaning as in the Amendment.
Accounting Comments
Comment 1: Supplementally, please explain whether the assets to be contributed by the seed investors of the Fund would be considered a “fund acquisition” under Rule 6-11 of Regulation S-X. In such a case, the Staff requires an audited schedule of investments prepared in accordance with Rule 12-12 of Regulation S-X or a special purpose audited schedule of investments. The schedule of investments must be included in a pre-effective amendment filing under Rule 485(a).
Response: The Adviser has confirmed to the Trust that the assets to be contributed by the seed investors are expected to be held by one or more individuals, trusts, or entities in unmanaged brokerage accounts, not in a separate account or accounts managed by an investment adviser (either the Adviser or a third-party investment adviser). Accordingly, the transferring accounts do not meet the definition of “fund” for purposes of Rule 6-11 of Regulation S-X, because they are not 1) an investment company as defined in Section 3(a) of the Investment Company Act of 1940, 2) any company that would be an investment company but for the exclusions provided by sections 3(c)(1) or 3(c)(7) of the Investment Company Act of 1940, or (3) any “private account managed by an investment adviser.” In addition, the Trust notes that Rule 6-11 applies to acquisitions of private funds or managed accounts. The adopting release for the amendments to Rule 6-11 notes the rule applies to “transactions in which an investment company with limited assets and operating history is created for the purpose of acquiring one or more private funds.” In this case, no such acquisition is occurring; rather, the Fund will be initially seeded by in kind purchases from an outside investor or investors.

Comment 2: Please advise the Staff as to whether the Trust would be able to prepare and file audited schedule or schedules of investments for the transferring accounts in the Fund’s registration statement, if the Staff determines this presentation is required.
Response: As discussed in response to Comment No. 1, the Adviser and Trust expect the transaction to fall outside of Rule 6-11 of Regulation S-X and accordingly do not expect an audited schedule of investments to be required. If this changes, the Registrant will consult with the Staff about such required disclosure.
Comment 3:     The Staff refers the Trust to the “Dear Chief Financial Officer” letter dated November 29, 2023. Please provide an analysis as to whether the Fund’s acquisition of assets from the seed investors would constitute “substantially all of the assets” of the transferring accounts for purposes of Rule 6-11. In addition, please address whether the acquisition of specific assets from the seed investors is “probable” as contemplated by Rule 6-11.
Response: As indicated in response to Comment No. 1, the Registrant believes the transaction falls outside of the scope of Rule 6-11. The “Dear Chief Financial Officer” letter indicates that determining whether a “fund acquisition” has occurred or is probable can be complex and should be “evaluated in light of the facts and circumstances involved.” Among the facts and circumstances to be considered, as noted in Rule 6-11(a)(2)(ii), are whether the transaction will result in the acquisition of all or substantially all of the portfolio investments held by another fund. The letter notes that the term “substantially all” is not defined in the rule. Rule 6-11 requires financial statements to be filed if a fund acquisition has occurred or “is probable.”
We respectfully note that the “substantially all” and “probable” analysis is only required in the case of a “fund acquisition” for purposes of Rule 6-11. As discussed in the response to Comment No. 1, the Trust does not believe that the transfer of assets from seed investors will constitute a “fund acquisition.”
The Dear CFO letter goes on to state that in situations where a registered investment company is executing a transaction to seed a newly formed entity, the registrant generally should provide information about the investments to be acquired so that investors can better understand the investments the registrant seeks to acquire. The Adviser has confirmed that the assets so contributed to seed the Fund will be compatible with the Fund’s investment objective and principal investment strategy and will meet the necessary diversification requirements under the Internal Revenue Code. In addition, the prospectus includes “seed investor risk” and “tax risk” disclosures. We note that the Fund’s specific holdings will be publicly available on the Fund’s website on a daily basis following the launch of the Fund.
If you have any questions regarding the above response, please do not hesitate to contact me at amber.kopp@usbank.com.
Sincerely,
/s/ Amber Kopp
Amber Kopp
Secretary, Manager Directed Portfolios
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